

ENTHRALL CAPITAL INVESTMENTS

1812 - 1814 W Moris St

46221

Property Highlights







QUADPLEX

This home has 4 units. Two accessible from the front porch and two via a stairway on the side of the house. There is also an unfinished basement.

RENTAL UNITS

We will be converting the two upstairs units into a pair of rental listings each with its own full bathroom, kitchen, bedroom and living room.

INVESTMENT

We purchased the home in February 2019. We are securing capital to finance renovation and furnishing of the two rental units to full operability.

About the Property

1812-1814 W Morris
Indianapolis, IN 46221

Parcel Number: 491110139025000101
Property Size: 2,496 sq ft
Lot Size: 9,098 sq ft
Terrain: flat
Road Access direct/ 2 min to 70-W
Utilities: Electric, Water

Comparable Homes
1049 S Reisner St $86,018 $33/sqft
1822 W Morris St $98,426 $49/sqft
270 N Addison St $89,900 $77/sqft
1137 S Reisner St $95,000 $39/sqft

1812 W Morris St

Total Investment Required: $15,508.00

includes all labor + materials required to perform disclosed scope

*pending feasibility assessment (not included)

CARPENTRY

Install new trim + drywall in areas as needed

Install new kitchen/bathroom cabinets + counter tops

Install new entry, bathroom and bedroom door

MECHANICAL

Install individual 50 gal electric water heater*

Upgrade existing water lines to PEX

Install all new plumbing fixtures (toilet, sink, tub etc)

Upgrade plugs + switches as required, install new light fixtures

FLOORING

Install new LVP flooring throughout

MISCELLANEOUS

Paint all walls, ceilings and trim throughout

Install new appliances (apartment sized fridge, cooktop or range, range in cabinet microwave)

1814 W Morris St

Total Investment Required: $16,309.00

includes all labor + materials required to perform disclosed scope

*pending feasibility assessment (not included)

CARPENTRY

Install new trim + drywall in areas as needed

Install new kitchen/bathroom cabinets + counter tops

Install new entry, bathroom and bedroom door

Install new sub-floor in bathroom

MECHANICAL

Install individual 50 gal electric water heater*

Upgrade existing water lines to PEX

Install all new plumbing fixtures (toilet, sink, tub etc)

Upgrade plugs + switches as required, install new light fixtures

FLOORING

Install new LVP flooring throughout

MISCELLANEOUS

Ceramic tile shower surround

Paint all walls, ceilings and trim throughout

Install new appliances (apartment sized fridge, cooktop or range, range in cabinet microwave)

RENOVATION SCOPE

Income Projections

46221 Market Health



100
Rental Demand
(0-100)

+31%
Quarterly STR Growth

+11%
$8,465 increase
Home Value
(Nov-Dec 19)

6
Avg Guests
per stay

$1,768
per month
@ 50% occupancy
Rental Income
per listing

*FROM AIRBNB, AIRDNA, AND ZILLOW DATA

Disclosure



All investments will be leveraged to directly cover the cost of renovations and furniture. Once each unit is capitalized, it will take 45-60 days to get the listing on the market. Investors will receive a preferential distribution equivalent to the percentage of the unit's total funding that they provided up to a full 50% of rental profits.



Reach Us

For questions or more info

ADDRESS

1721 Expo Ln, Indianapolis, IN 46214

PHONE NUMBER

(858) 231-0685

EMAIL ADDRESS

mipirtle@enthrall.co